August 28, 2007

VIA EDGAR

Brian R. Cascio
Accounting Branch Chief
US Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 6010
100 F Street, N.E.
Washington, D.C. 20549

Re:	Digital Power Corporation. Form 10-K for fiscal year ended December 31, 2006 Form 10-Q for fiscal quarter March 31, 2007 File No.: 1-12711

Dear Mr. Cascio:

This letter will set forth the Company's responses to the comments of the Staff of the Securities and Exchange Commission ("SEC") set forth in a letter to Jonathan Wax Chief Executive Officer of the Company, dated July 26, 2007 (the "Staff Comments") in connection with the above-referenced filing submissions.

    We have repeated your numbered comments below and have provided a response to each comment.

Form 10-KSB for the fiscal year ended December 31, 2006

Management Discussion and Analysis, page 10
Results of Operations, page 11

1. SEC Comment: “We read in Note 12 that you have two product lines. In future filings please expand the discussion of revenues to also quantify and discuss reasons for changes in revenues by product line.”

In response to the Staff comment, we supplementally advise the staff that we intend to revise our disclosure in future filings by expanding the discussion of revenues and quantify the revenues generated from the two product lines. In addition, we will clarify the reasons for changes in revenues by product line in the format we reported in form 10QSB for the period ended June 30, 2007 per below.

    “Total revenues for the Company decreased by 23.9% to $2,536,000 for the three months ended June 30, 2007, from $3,333,000 for the three months ended June 30, 2006. Revenue from the military products of the Company increased by 39.1% to $963,000 for the three months ended June 30, 2007, from $692,000 for the three months ended June 30, 2006. Revenue from the commercial products of the Company decreased by 40.4% to $1,573,000 from $2,641,000 for the three months ended June 30, 2006. The decrease in commercial product revenue is mainly attributed to end of life issues related to older standard product lines and timing issues while the increase in military product revenues is mainly attributed to new design wins.”

Form 10-Q for March 31, 2007

Management’s Discussion and Analysis, page 16.

2.	SEC Comment: “In future filings please disclose reasons for material changes in revenues by segment and product line.”

In response to the Staff comment, we supplementally advise the staff that we intend to review and revise our disclosure in future filings to disclose reasons for material changes in revenues by segment as we reported in form 10QSB for the period ended June 30, 2007 per below:

    “Revenues from the domestic operations of the Company decreased by 22.7% to $1,111,000 for the three months ended June 30, 2007, from $1,438,000 for the three months ended June 30, 2006. Revenues from the Company’s European operations of DPL decreased 24.8% to $1,425,000 for the three months ended June 30, 2007, from $1,895,000 for the three months ended June 30, 2006. The decrease in the company’s European operations is mainly attributed to timing issues with existing and new customers. For the six months ended June 30, 2007, revenues for the Company decreased by 12.6% to $5,278,000 from $6,041,000 for the six months ended June 30, 2006. The decrease in product revenue is mainly attributed to end of life issues related to older product lines and timing issues. Revenues attributed to the domestic operations of the Company decreased by 19.1% to $2,314,000 from $2,861,000 for the six months ended June 30, 2006. The decrease in product revenue is mainly attributed to end of life issues related to older product lines and timing issues. Revenues from the Company’s European operations of DPL decreased by 6.8% to $2,964,000 from $3,180,000 for the six months ended June 30, 2006.”

In addition, reasons for material changes in product line on consolidated basis will be disclosed as discussed in the response to comment number one.

3.
SEC Comment: “Under Financial Income, we read that financial income is mainly due to interest received from the exchange rate fluctuation. Please explain to us and clarify in future filings how exchange rate changes generate interest income. If you are referring to income or expense generated by foreign currency transactions, please clarify.”

In response to the Staff comment, we advise the staff that the financial income is mainly due to interest income derived from our cash equivalents. In addition, Financial Income includes income/expense generated by foreign currency transactions entered into by our wholly owned subsidiary located in United Kingdom (DPL). We advise the staff that we will further clarify in future filings how financial income/expense is derived.

4.	SEC Comment: “Under Liquidity and Capital Resources, in future filings please disclose reasons for material changes in cash flows provided or used by operations during the periods presented.”

In response to the staff comment, we supplementally advise the staff that we intend to review and revise our disclosure in future filings to disclose reasons for material changes in cash flows provided or used by operations during the periods presented as we reported in form 10QSB for the period ended June 30, 2007:

    “Cash used by operating activity was mainly due to decrease in accounts payable and related parties trade payables due to timing differences and net loss, offset partially by decrease in accounts receivable due to increased efforts on collection.”

    We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the filing. Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    Should you have any further questions, please do not hesitate to contact me.

Sincerely,

Jonathan Wax
Chief Executive Officer